NORTH AMERICAN NICKEL INC.

Management Discussion and Analysis
For the Six Months Ended June 30, 2015

Preliminary Information

This Management’s Discussion and Analysis (“MD&A”) contains information up to and including August 25, 2015.

The following MD&A of North American Nickel Inc. (the “Company”) should be read in conjunction with the audited financial statements for the year ended December 31, 2014 and the related notes contained therein. It should be noted that the audited financial statements for the year ended December 31, 2014 were prepared in accordance with International Financial Reporting Standards (“IFRS”).

All financial information in this MD&A related to 2014 have been prepared in accordance with International financial reporting standards (“IFRS”), and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Description of Business

The Company is a mineral exploration and resource development company engaged in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing, developing or disposing of the properties, when the evaluation is complete. The Company is currently focusing its resources in conducting exploration programs on its Maniitsoq Property, in Greenland and Sudbury, Ontario nickel properties being Post Creek and Halcyon.

Company History

North American Nickel Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company’s name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company’s name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company’s shareholders approved a special resolution to reorganize the Company’s capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company’s name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. Concurrently the directors of the Company appointed new senior management to oversee the daily operations of the Company.

On May 3, 2011 the Company’s listing application was conditionally accepted by the TSX-V Venture Exchange. On May 30, 2011 the common shares of the Company began trading under the symbol “NAN”.

On August 15, 2011 the Company was granted an exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland.

On March 4, 2012, the Company was granted an additional exploration license by the Bureau of Minerals and Petroleum of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland.

On January 19, 2015 the Company signed an exclusivity agreement with Minelco AS to acquire the deepwater Seqi port. Minelco AS granted to the Company the right to proceed with a due diligence process on the Port and to negotiate exclusively with Minelco in relation to this transaction according to the terms set out in the agreement. During the exclusivity period Minelco provided the Company with access to its facilities, personnel, books, records and documents to allow the Company to conduct the due diligence process for the purpose of evaluating the transaction and use its commercially reasonable efforts to provide all documents and information requested by the Company. On March 31, 2015, Minelco AS and the Company signed an assignment agreement for the Seqi Port. Under the terms of the agreement Minelco assigned and transferred to the Company all its right title and interest in and to the Port. The assignment was made free of charge with no consideration payable by the Company to Minelco. To date, the Company has completed a surface due diligence examination of the Seqi pier and is currently undertaking due diligence of the underwater portion of the pier. Environmental due diligence was completed by Golder Associates – INUPLAN in and around the Seqi Port and a report in in preparation.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the Company’s activities would reveal this and there is nothing to suggest that these trends will change.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of June 30, 2015 the Company had working capital of $4,654,393 (December 31, 2014 $6,106,599) and a deficit of $22,911,031 (December 31, 2014 $21,715,130). The Company has sufficient capital to continue its planed operations and to meet its obligations.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

Resource Properties

All technical information in this document has been reviewed by Patricia Tirschmann, P. Geo, the qualified person for the Company under National Instrument 43-101.

Maniitsoq, Greenland:

The project is located adjacent to the coastline 160 km north of Nuuk, the capital of Greenland (a safe, stable, mining-friendly jurisdiction) and covers numerous high-grade nickel-copper & PGM sulphide occurrences associated with norite and other mafic-ultramafic intrusions. The deep water coastline adjacent to Maniitsoq is typical to that of Greenland’s south west coast is pack ice free with a year-round shipping season. The optimum shipping conditions are due to the Irminger current, a tributary of the warming Gulf Stream flowing continuously past the south west coastline of Greenland. The Company acquired the project because it believes that modern, time-domain, helicopter EM systems will be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous geophysical surveys performed in the 1990’s that failed to produce any drill targets. Helicopter TEM systems were not available in 1990’s and their availability now gives the Company a significant advantage over previous explorers

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights over an area totalling 4,841 square kilometres located near Sulussugut, Greenland. The Company paid a license fee of Danish kroners (“DKK”) 31,400 upon granting of the Sulussugut License. The Sulussugut License is valid for 5 years until December 31, 2015, with December 31, 2011 being the first year providing the Company meets the terms of the license, which includes that specified eligible exploration expenditures must be made. Below the chart shows the eligible exploration expenditures and the granted credits for the excess which may be used towards future expense requirements. The surplus per year cannot be carried forward for credit more than three years.

Sulussugut License - 2011/54
Exploration commitment			2011	2012	2013	2014
		-
Fixed amount			145,600	148,800	310,400	313,200
4841 km2 of DKK 1.460 per km2			7,067,860
4841 km2 of DKK 1.460 per km2				7,213,090
3336 km2 of DKK 7.760 per km2					25,887,360
2689 km2 of DKK 7.830 per km2						21,054,870

Exploration Obligation			7,213,460	7,361,890	26,197,760	21,368,070

Total Credits Available
		-	-	-	-	-
Approved exploration expenditures			8,489,457	23,615,611	37,348,783	55,509,353
Exploration obligation			(7,213,460)	(7,361,890)	(26,197,760)	(21,368,070)
Credit from previous year			-	1,275,997	17,529,718	28,680,741

Total credit		DKK	1,275,997	17,529,718	28,680,741	62,822,024

Carry forward period:
a) 2011	DKK 1,275,997	from 2011 until December 31, 2014
a) 2012	DKK 17,529,718	from 2012 until December 31, 2015
a) 2013	DKK 28,680,741	from 2013 until December 31, 2016
a) 2014	DKK 7,312,671	from 2013 until December 31, 2016
b) 2014	DKK 55,509,353	from 2014 until December 31, 2017

Under the terms of the Sulussugut License the Company is obligated to reduce the area of the license by at least 30% (1,452 square kilometres) by December 31, 2013. The Company completed this prior to year-end.

In 2014 the Company reduced license 2011/54 from 3336 square kilometres to 2689 square kilometres with an exploration commitment of DKK 21,368,070. The Company has had approved expenditures from The Mineral Licence and Safety Authority (MLSA) for 2014 of DKK 55,509,353 which is made up of exploration expenditures of DKK 37,006,242 and a general supplement of DKK 18,503,121. With a credit from 2013 of DKK 28,680,741 and commitment of DKK 21,368,070 leaves the Company with excess credits of DKK 62,822,024

The required minimum exploration expenditures on the Sulussugut License for year 5, ending December 31, 2015 is based on an annual approximation of DKK 21,668,160. This assumes that the Sulussugut License area will not be reduced in 2015.

Effective March 4, 2012, the Company was granted an additional exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights over an area covering a total of 142 square kilometres license and located near Ininngui, Greenland. The Company paid a license fee of DKK 32,200 upon granting of the Ininngui License. The Ininngui License is valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

Ininngui License - 2012/28
Exploration commitment		2012	2013	2014
	-
Fixed amount		148,800	155,200	313,200
142 km2 of DKK 1.490 per km2		211,580
265 km2 of DKK 1.550 per km2			410,750
265 km2 of DKK 7.830 per km2				2,074,950

Exploration Obligation		360,380	565,950	2,388,150

Total Credits Available

Approved exploration expenditures		2,871,899	2,965,890	5,470,428
Exploration obligation		(360,380)	(565,950)	(2,388,150)
Credit from previous year		—	2,511,519	4,911,459

Total credit	DKK	2,511,519	4,911,459	7,993,737

Carry forward period:
a) 2012	DKK 2,511,519	from 2012 until December 31, 2015
a) 2013	DKK 1,945,569	from 2012 until December 31, 2015
b) 2013	DKK 2,965,890	from 2013 until December 31, 2016
a) 2014	DKK 2,523,309	from 2013 until December 31, 2016
b) 2014	DKK 5,470,428	from 2014 until December 31, 2017

On September 28, 2013 the Ininngui license was enlarged to 265 square kilometres at the Company’s request.

For both licenses, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Should the Company not incur the minimum eligible exploration expenses on either license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and to December 31, 2013; the Company has not used the procedure for either license.

After year 5, the Company may apply for an additional 5 years for either license. Thereafter, the Company may apply for a license for up to 6 additional years, in 2 year license increments. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the license will remain in force, regardless of the termination.

In conjunction with the granting of the Sulussugut Licence, the Company has entered into an arm’s length Intellectual Property and Data Acquisition Agreement (the “IP Acquisition Agreement”) with Hunter Minerals Pty Limited (“Hunter”) and Spar Resources Pty Limited (“Spar”). Pursuant to the IP Acquisition Agreement, Hunter and Spar agreed to sell the IP Rights to the Company in consideration for the Company paying $300,000 in cash ($150,000 to each of Hunter and Spar which is paid) and the issuing of 12,960,000 share purchase warrants, 6,480,000 to each of Hunter and Spar exercisable for a period of five years. The warrants are exercisable at the following prices, 4,750,000 of the warrants are at a price of $0.50 per share, 4,750,000 of the warrants are at a price of $0.70 per share and 3,460,000 of the warrants are at a price of $1.00 per share. The warrants are subject to an accelerated exercise provision in the event the Company relinquishes its interests in the Maniitsoq Licenses or any other mineral titles held within a defined area of interest without receiving consideration for such relinquishment. The granted warrants have been recorded at a fair value of $1,813,263 using the Black-Scholes option-pricing model. Granting to each of Hunter and Spar or their designates a 1.25% net smelter returns royalty, subject to rights of NAN to reduce both royalties to a 0.5% net smelter returns royalty upon payment to each of Hunter and Spar (or their designates) of $1,000,000 on or before the 60th day following a decision to commence commercial production on the mineral properties. On August 30, 2011 the Company issued 200,000 common shares at $0.14 per share for a value of $28,000 as a finder’s fee on the Greenland project.

Performance Summary:

2011
During 2011 the Company initiated its exploration program at Maniitsoq with a compilation of historic databases resulting in the examination of historic mineralized occurrences and the collection of 54 rock samples with subsequent analysis by Activation Laboratories. Assay results of up to 3.35% nickel were obtained thereby confirming previous sampling results by Kyrolitselskabet •resund A/S (1965-71, Cominco Ltd. (1995-96) and Falconbridge Greenland A/S (1993-2000). Drill cores from several Kyrolitselskabet Oresund A/S drill holes were examined at a government core facility in Kangerlussuaq, Greenland.

Subsequently two areas covering a total of 375 square kilometres, were selected for helicopter geophysical (electromagnetic and magnetic) surveys. SkyTEM ApS of Beder, Denmark completed the work on October 5, 2011 flying 2,217 line-kilometers. Condor Consulting selected electromagnetic 25 conductive zones were identified.

A second mineral exploration license of approximately 142 square kilometres contiguous with its original license (2011/54) was acquired.

2012
Exploration in 2012 continued with the geophysical interpretation of data acquired in 2011. Three dimensional Maxwell models were established by Condor Consulting for the 25 anomalies defined by the 2011 airborne surveys and three of these were selected for priority follow-up ahead of the first drill program on the property.Heliborne geophysical surveys by Geotech Ltd. totaling 3,532 line-kilometers over portions of mineral exploration licences 2011/54 and 2012/28 were continued in 2012, was flown. Preliminary interpretation of the data was completed August 13, 2012.

In August a field camp was established at the property to facilitate ground checking of geophysical anomalies identified from the SkyTEM and VTEM surveys.A total of 40 rock sampleswere submitted for geochemical/assay analysis. A diamond drill program was commenced September 23 and nine holes totaling 1,551 meters were drilled to test selected electromagnetic anomalies in the Imiak Hill area, the Spotty Hill area, Fossilik and P-59. A total of 636 core samples (including standards and blanks) were submitted to Activation Laboratories for geochemical/assay analysis.

The intersection of high grade nickel – copper mineralization at Imiak Hill was announced in November. The mineralization intersected by DDH MQ-12-001 averaged 1.36% Ni, 0.52% Cu and 0.07% Co over 16.41 meters including 5.12 meters at 2.20% Ni, 0.55% Cu and 0.07% Co. The mineralization in MQ-12-002 averaged 0.55% Ni, 0.20% Cu and 0.02% Co over 66.08 meters and included 14.18 meters at 1.33% Ni, 0.38% Cu and 0.04% Co. A new discovery of shallow nickel-copper-PGE mineralization was announced in December and included 123.94 meters grading: 0.81% nickel, 0.21% copper, 0.03% cobalt and 0.26 g/t platinum + palladium + gold.

2013
Assay and geochemical analyses on samples from the 2012 drilling program were completed in January and confirmed significant nickel + copper ± cobalt ±PGE mineralization at Imiak Hill and Spotty Hill. The 2013 Maniitsoq exploration plan consisting of 3,000 meters of diamond drilling, surface EM surveys and 550 line-km of heliborne geophysical surveys was finalized in May 2013.

Results from a QEMSCAN (Quantitative Evaluation of Materials by Scanning Electron Microscopy) study for three samples of mineralized drill core at Imiak Hill and Spotty Hill were announced in June. Results indicated good recovery of nickel and copper.

Field work at Maniitsoq was completed on September 16, 2013 with 25 holes drilled totaling 4,266 metres, 917.3 line-kilometres of helicopter-borne VTEM electromagnetic and magnetic surveys and field checking of all targets identified from 2012 field work was completed. All but one of the diamond drill holes were surveyed by Crone Geophysics with a three-component bore hole electromagnetic (BHEM) probe.

The Company announced in August 2013 and again in September 2013 the intersection of massive to near-massive sulphide mineralization at Imiak Hill. Hole MQ-13-026 intersected this mineralization between 142 and 159 m vertically below surface and subsequently hole MQ-13-028 extended the mineralization to 185 m below surface, the deepest intercept at Imiak Hill to date.
Significant mineralization at Imiak North, 950 metres north northeast of Imiak Hill and 1200 metres northwest of Spotty Hill was announced in September. These three closely spaced mineralized zones are referred to as the Imiak Hill Complex (IHC). Later the same month a new discovery within the Fossilik norite intrusion situated approximately 9 kilometres from the IHC was announced. DDH MQ-13-018 intersected 4.53m @1.06% nickel, 0.23% copper, 0.04% cobalt, 0.33 g/t platinum+palladium+gold at 51.8 metres down the hole. This zone remains open at depth and additional drilling is warranted.

Assay results were received in October 2013 from mineralization intersected in DDH MQ-13-026 at Imiak Hill and averaged 3.25% nickel, 0.48% copper and 0.11% cobalt over a core length of 25.51 metres including 18.62 metres at 4.31% nickel, 0.62% copper and 0.14% cobalt. Assay results for holes MQ-13-024 and 019 which intersected mineralization above hole MQ-13-026 returning significant assays including 14.90 metres grading 2.67% nickel, 0.39% copper and 0.09% cobalt and 8.68 metres grading 1.53% nickel, 0.43% copper and 0.06% cobalt, respectively. Additional assays for high-grade intercepts were also announced for DDH MQ-13-029 and MQ-013-027 at Imiak Hill and included 4.65% nickel over a core length of 9.99 metres and 64.11 metres grading 0.45% nickel and 0.20% copper, respectively. DDH MQ-13-022 drilled at Spotty Hill returned 20.07 metres grading 0.68% nickel, 0.28% copper and 0.32g/t platinum+palladium+gold. Assay results from the deepest hole drilled on the Imiak Hill mineralization to date at 180 metres below surface, DDH MQ-13-028, were announced in November 2013 and returned 3.19% nickel, 1.14% copper and 0.11% cobalt over 24.75 metres core length. The mineralization remains open at depth. A new discovery at target P-13 was also announced in November 2013 and included an intercept of from hole MQ-13-032 grading 0.44% nickel, 0.20% copper over 6.51 metres core length in DDH MQ-13-032.

The discovery of an additional 100 new electromagnetic exploration targets identified at Maniitsoq from the 2013 helicopter-borne geophysical surveys was announced in December 2013.

2014
The commencement of surface time-domain electromagnetics and gravity surveys was announced in April 2014 and subsequently Crone Geophysics completed gravity surveys at 655 stations and completing 67 km of surface Time Domain EM surveys at the IHC. Diamond drilling was commenced with one drill at the IHC and a second drill was used to test regional mineralized targets. In July 2014 New TDEM anomalies were identified the IHC by the Crone surveys and gravity surveys were found to be effective in outlining noritic intrusions in the subsurface. Geologic mapping was initiated at the IHC and Fossilik in August 2014. An intercept of 11.03 metres of 3.07% nickel at Imiak hill was also announced along with the intersection of near-massive sulphide at Spotty Hill and target P-13.

An exploration update for the 2014 field season was provided by the Company in September 2014. Thirty – nine drill holes and one deepened hole were completed totalling 8,773 metres. Detailed structural mapping by Dr. John Fedorowich contributed significantly to the geological understanding of the structurally complex area at IHC. Later in September new regional discoveries announced at targets P-058, P-149, P-004, P-013, P-030 and P-053. Highlights include DDH MQ-14-054 intersected 1.72% nickel and 0.26% copper over 5.58 metres, DDH MQ-14-041 intersected 0.36% nickel, 0.17% copper and 0.15 g/t platinum+palladium+gold over 23.2 metres and DDH MQ-14-051 intersected 0.94% nickel, 0.17% copper and 0.99 g/t platinum+palladium+gold over 4.31 metres.

Additional assay results were received in October including 2.98% nickel, 0.59% copper and 0.86 g/t platinum+palladium+gold over 8.55 metres. An intercept of 1.69% Ni, 0.34% Cu and 0.50 g/t TPM over 10.60 metres at Spotty Hill was also announced.

Additional drilling and assay results at target P-13 were announced in November. Multiple nickel sulphide intersections at target P-013 included 5.85 metres of 2.07% nickel and 0.12% copper in DDH MQ-14-066 and 3.40 metres of 2.07% Ni and 0.34% Cu in DDH MQ-14-068. Mineralization was described as net textured to semi-massive sulphide. More new nickel sulphide discoveries were announced in November 2014 including those from the southern portion of the Maniitsoq project and the IHC. Highlights from southern Maniitsoq included 20.10 metres of 0.63% nickel and 0.20% copper in DDHMQ-14-070 at target P-030 and 0.24 metres of 0.85% nickel and 1.80% copper in hole MQ-14-071 at target P-053. At the IHC Imiak Hill drill hole At Imiak Hill DDH MQ-14-072 intersected 16.35 metres of 2.51% nickel and 0.77% copper and confirmed the continuity of mineralization in Zone 10 between holes historical hole IM-9 and MQ-14-037. At Imiak North in the IHC DDH MQ-14-073 intersected 61.35 metres of 0.63% nickel and 0.18% copper confirming the steep north easterly plunge of this mineralization.

During the six months ended June 30, 2015:

On March 2, 2015 the Company announced potential high nickel recoveries utilizing SGS Canada Inc. QEMSCAN (Quantitative Evaluation of Minerals by Scanning Electron Microscopy) on its regional targets. Pentlandite is the main nickel-bearing mineral in each sample with nickel contents ranging from 90.1 to 93.1%. Potential recoveries range from 96.1 to 97.2% based on liberation, association and exposed characteristics of crushed samples that were stage pulverized to 90% passing 150 µm.

On March 26, 2015 the Company announced drilling and field services contracts were awarded to George Downing Estate Drilling Ltd. and Xploration Services Greenland (ApS) respectively for its 2015 exploration program at Maniitsoq.

On June 29, 2015 the Company announced an update on it Maniitsoq project highlighting approximately 6000 metres planned for diamond drilling, acquisition of additional 6500 line kilometers of VTEM airborne EM data over favourable geological terrane and additional prospecting and mapping of target zones and a direct structural mapping project carried out by SRK Consulting Canada Inc.

Subsequent Events

On August 5, 2015 the Company announced approximately 60 additional targets identified from the new VTEM airborne EM survey in 2015.

Activities contemplated in the future

Exploration activities continue on the Maniitsoq project by North American Nickel’s exploration crew till mid — late September.

Sudbury, Ontario nickel properties:

Post Creek Property

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. On March 12, 2013 the Post Creek Property Option Agreement was amended, in order to acquire 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $137,500 and the issuance of 1,000,000 common shares. The Company has exercised its option on Post Creek and as of August 1, 2015 the Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR. On March 12, 2013, the Company amended the Property Option Agreements on the Post Creek Property by modifying the property expenditure and property payment requirements in order for the Optionee to earn a 100% interest in the claims.

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 42 contiguous unpatented mining claims and one isolated claim covering an area of 1,040 hectares. It is strategically located adjacent to the past-producing Podolsky copper-nickel-platinum group metal deposit of KGHM. The property lies along the extension of the Whistle Offset Dyke Structure which hosted the former INCO Whistle Offset copper-nickel-PGM Mine as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. Production at Podolsky was forecast to be 372,049 tons of ore yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. A reconnaissance rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2.24 g/t Pt and 1.05 g/t Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

Performance Summary:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated September 24, 2010. This project included outcrop stripping, washing and detailed mapping. The geophysical approach to exploration on the property included compilation of historic airborne VTEM surveys, ground IP and magnetic surveys and new surveys including beep mat, VLF-EM, Abitibi Geophysics EM and magnetics. Mineralization exposed by outcrop stripping and washing was chip sampled for multi-element geochemical analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Selected Mobile Metal Ion Technology geochemical soil geochemical surveys were undertaken over historic IP chargeability anomalies.

Dr. Walter Peredery prepared a 43-101 technical report as part of listing requirements for North American Nickel. The report was accepted by the Exchange on May 27, 2011.

On October 18, 2011 new electromagnetic and magnetic anomalies detected from Abitibi Geophysics EM surveys. Anomalies were assessed with a seven hole, 1532.5 metre diamond drill program on December 14, 2011. All holes were surveyed utilizing borehole electromagnetic technology.

Prospecting expanded the offset dyke material or CJ Zone. Abitibi Infinitem geophysical anomalies were tested by seven diamond drill holes totally 1,532.5 metres and documented heavily disseminated to near-solid pyrrhotite, pyrite and minor chalcopyrite hosted within large blocks of Archean mafic volcanic rocks present within the offset dyke. AGAT Laboratory assay results indicate low base and precious metal values. The mineralization is interpreted to be Archean age.

A review of all characteristics of the Whistle Offset target and the results of diamond drilling indicate the CJ Zone is more accurately described as a breccia zone rather than a sharp-walled offset dyke. The breccia zone is along strike from the past-producing Podolsky nickel-copper-platinum group metal mine and is still considered as a high-priority exploration target. The breccia zone is now interpreted as an embayment structure based on a petrographic study of drill core samples from 2011. The base of this new embayment has not been intersected by drilling, and consequently, the most prospective section of the observed embayment has not been reached. The mapped embayment is open to the east, south and north.

During the six months ended June 30, 2015:

The Company on March 27, 2015 made the $15,000 payment as per the Property Option Agreements.

Subsequent Events

There were no subsequent events following the end of the reporting period.

Activities contemplated in the future

A joint venture partner continues to be sought out to follow-up the CJ Embayment structure.

Halcyon Property

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. On March 12, 2013 the Halcyon Property Option Agreement was amended. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments the Company agreed to the following amended consideration, which has been met, cash payments totalling $120,000 and the issuance of 700,000 common shares. Further, commencing the amended date of August 1, 2015, if the Company exercises its option, the Company will be obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR:

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 53 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure now interpreted to represent an embayment. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

Performance Summary:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration. Based on newly acquired information from the Post Creek property the adjacent Halcyon property will be the target of geological prospecting and geophysical surveys.

On September 14, 2011 a partial cut grid was established on the western edge of the Halcyon property to accommodate the Abitibi Geophysics EM survey covering the adjacent Post Creek property.

On December 14, 2011, prospecting and a small amount of outcrop stripping were completed in preparation for a drill program. A single hole was drilled on the southeast corner of the property with the purpose of providing geological information and to provide a platform for bore hole pulse EM (“BHPEM”). No anomalies were detected with the BHPEM although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths.

The Halcyon Property Option Agreement was amended March 12, 2013 by modifying the property expenditure and property payment requirements in order for the Optionee to earn a 100% interest in the claims.

During the six months ended June 30, 2015:

The Company on March 27, 2015 made the $15,000 payment as per the Property Option Agreements.

Subsequent Events

There were no subsequent events following the end of the reporting period.

Activities contemplated in the future

The Company is planning a prospecting and rock sampling program to assist in the ongoing exploration of the property.

Selected Financial Information

The Company’s condensed interim financial statements for the six months ended June 30, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Condensed Financial Statements and should be read in conjunction with those statements.

		For the six months ended
	June 30, 2015	June 30, 2014	June 30, 2013
Financial Results
Net loss	$1,193,470	$767,969	$418,277
Basic loss per share	0.01	0.01	0.00

As at:	June 30, 2015	December 31, 2014	December 31, 2013

Balance Sheet Data
Share capital	$44,807,995	$43,268,118	$33,631,235
Common shares issued	177,476,427	169,964,679	140,576,584
Weighted average shares outstanding	172,577,183	157,986,561	111,753,433
Total assets	$27,868,064	$27,050,038	$18,715,919
Net assets (liabilities)	27,359,357	26,752,694	18,679,879
Exchange rates (US$ to CDN$) period average	1.2351	1.1046	1.0299

Results of Operations

Six Months Ended June 30, 2015 compared with Six Months Ended June 30, 2014

For the six months ended June 30, 2015, the Company incurred a net loss of $1,193,470 compared to a net loss of $767,969 for the six months ended June 30, 2014. The increase of $425,501 in net loss is mainly a result of a share-based payment of $262,756 compared to the period ended June 30, 2014 which did not have a share-based payment. The general operating costs increased by $261,955 which is mainly the result of the changes made to management and the additional board members done in Q4 of 2014. This resulted in an increase of $24,500 in management fees, an increase of $70,729 in travel and accommodation for increased management and technical meetings held for the Company, an increase of $63,116 in consulting fees as a result of engaging a humane resource consultant. The Company brought in an employee benefits program showing an increase of $28,249 in salaries and benefits. There was an increase of $55,376 in General and administrative costs as a result of higher rent on the new office and additional office setup. Investor relations reported a decrease of $61,329 as a result of less trade shows attended in the period. There has been a decrease of $9,555 for interest earned and there was a decrease in foreign exchange loss of $108,763 as a result of the Greenland drill program starting later than the previous year.

As at June 30, 2015 total assets increased by $818,026 since December 31, 2014 as a result of capital expenditure purchases of $137,662 mainly computer software and spending $1,955,199 on the exploration properties. As at December 31, 2014, the Company had total assets of $27,050,038, an increase of $8,334,119 since December 31, 2013 which reported total assets of $18,715,919. The increase is a result of the Company raising funds through a private placement of $9,379,970 and using the funds on the drill program in Greenland.

Selected Financial Data Quarterly

	Three months ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014
Net loss	$(485,464)	$(691,409)	$(585,679)	$(2,387,359)
Basic loss per share	0.00	0.00	0.00	0.01

	Three months ended
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013

Net loss	$(552,345)	$(215,624)	$(530,911)	$(311,114)
Basic loss per share	0.00	0.00	0.00	0.00

Balance Sheet Data
As at:	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014

Share capital	$44,807,995	$43,893,265	$43,268,118	$43,256,764
Common shares issued	177,476,427	172,955,855	169,964,679	169,884,679
Weighted average shares outstanding	172,577,183	171,280,855	157,986,561	153,952,324
Total assets	$27,868,064	$27,076,635	$27,050,038	$28,035,605
Net assets (liabilities)	$27,359,357	$26,922,125	$26,752,694	$27,053,470
As at:	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013

Share capital	$43,255,258	$33,673,914	$33,631,235	$29,765,216
Common shares issued	169,844,853	140,676,584	140,576,584	122,179,885
Weighted average shares outstanding	145,835,740	140,599,917	111,753,433	102,094,708
Total assets	$28,347,763	$18,716,439	$18,715,919	$16,024,672
Net assets (liabilities)	$27,446,644	$18,479,255	$18,679,879	$15,292,602

During the three months ended June 30, 2015 the Company reported $7,965 in share-based payment as a result of vested options. During the current three month period there was an increase in legal fees of $53,617, an increase in consulting fees of $29,784 as a result of corporate development meetings which was the reason for the increase in travel of $18,939. As well in the current three month period there was $27,856 spent on the port development. During the three months ended March 31, 2015 the Company reported a share-based payment of $238,194 and reported an increase of $82,250 in management fees and an increase of $51,790 in corporate travel. An increase of $43,288 was reported in general and administrative due to relocating to the new office space. During the three months ended December 31, 2014 the Company reported a share-based payment of $286,983 and had an increase in management fees and corporate travel of $59,928 as a result in changes to management and corporate development. During the three months ended September 30, 2014 the Company reported a share-based payment of $1,996,792 as a result of granting stock options and had an increase in foreign exchange loss of $140,368 as a result of the drill program in Greenland. During the three months ended June 30, 2014 the Company reported a foreign exchange loss of $129,489 as a result of the drill program in Greenland with most costs converted from DKK. During the three months ended June 30, 2014 the Company had an increase in management fees of $141,000 due to the resignation of the CEO. The quarters ended December 31, 2013, and September 30, 2013, recorded an increased net loss as a result of share-based compensation charges reported of $77,110 and $25,115 respectively as a result of stock option grants in those quarters. The quarters ended December 31, 2013 recorded a property impairment amount of $253,090, respectively as a result of writing down Thompson North.

During the three months ended June 30, 2015 the Company received $949,320 for some warrant exercises at $0.21 per share. During the three months ended June 30, 2014 the Company raised funds of $9,379,970 through a private placement accounting for the increase in total assets and share capital. In the quarter ended December 31, 2013 the Company issued 18,276,199 common shares for warrant exercise at $0.21 per share for proceeds of $3,838,002 which was the reason for the increase in share capital and total assets

Liquidity

As at June 30, 2015 the Company had accumulated losses totaling $22,908,600. The Company had working capital of $4,654,393 at June 30, 2015. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement. On February 20, 2015, the Company issued 2,941,176 common shares upon conversion of 2,941,176 warrants at a price of $0.21 for proceeds of $617,646.

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables and trade payables and accrued liabilities. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and trade payables, are designated as other financial liabilities and recorded at amortized cost. Marketable securities are available for sale with the unrealized gain or loss recorded in other comprehensive income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables and trade payables approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

Financial Instrument Risk Factors

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

Credit Risk
The Company’s credit risk is primarily attributable to cash, short-term investments and amounts receivable. Cash and cash equivalents, and short-term investments are held with one reputable Canadian chartered bank which is closely monitored by management. Financial instruments included in amounts receivable consist primarily of HST/GST recoverable from the Canadian government. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents, short-term investments and amounts receivable is minimal.

Liquidity Risk
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2015, the Company held cash and a short-term investment totaling $5,037,343 (December 31, 2014 — $6,326,117) and had current liabilities of $508,707 (December 31, 2014 — $297,344). All of the Company’s liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

i) Interest Rate Risk

The Company had cash balances and no interest bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks. As of June 30, 2015, the Company had non-interest bearing accounts with one Canadian chartered bank.

ii) Foreign Currency Risk

The Company is exposed to the financial risk related to fluctuations of foreign exchange rates. The Company operates in Canada and Greenland and a portion of exploration and evaluation assets are incurred in US dollars, Euros and Danish Krones (“DKK”). Foreign currency risk is considered low as the majority of transactions are settled and reported in Canadian dollars.

iii) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Accounting Standards Not Yet Effective

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

New standard IFRS 9 “Financial Instruments”
This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for the classification and measurement of financial assets, additional changes relating to financial liabilities, a new general hedge accounting standard which will align hedge accounting more closely with risk management. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

Additional Disclosure for Venture Issuers Without Significant Revenue
The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no significant revenues.
The Company has limited funds.
There is no assurance that the Company can access additional capital.
There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Property Contractual Obligations

Post Creek
Date	Cash	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$12,500	400,000	paid & issued
On or before April 5, 2011	$30,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2011 $624,715
On or before April 5, 2012	$50,000	300,000	paid & issued	$15,000	Exploration requirements to April 5, 2012 $830,127
On or before April 5, 2013	$15,000	-	paid	$15,000	Exploration requirements to April 5, 2013 $975,049
On or before April 5, 2014	$15,000	-	paid	$15,000
On or before April 5, 2015	$15,000	-	paid	$15,000

Halcyon
Date	Cash	Issuance of shares		Exploration Requirements

On or before April 5, 2010	$15,000	300,000	paid & issued
On or before April 5, 2011	$25,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2011 $40,299
On or before April 5, 2012	$35,000	200,000	paid & issued	$22,000	Exploration requirements to April 5, 2012 $53,985
On or before April 5, 2013	$15,000	-	paid	$22,000	Exploration requirements to April 5, 2013 $80,675
On or before April 5, 2014	$15,000	-	paid	$22,000
On or before April 5, 2015	$15,000	-	paid	$22,000

Related Party Transactions

Related party transactions were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

During the period ended June 30, 2015 and prior years ending December 31, 2014 and 2013, the Company entered into transactions with related parties comprised of directors, officers and companies with common directors as follows:

Related party Nature of transaction—

Mount Morgan Resources Ltd. Geological consulting fees provided by Mark Fedikow, President for a monthly retainer of $6,000. Effective June 16, 2014 Mark Fedikow was assigned interim CEO until December 2014.

Dockside Capital Group Inc. Management fees for services provided by 2 directors for a monthly retainer of $4,000.

VMS Ventures Inc. Management fees for services provided by Rick Mark for a monthly retainer of $8,000, as amended April 1, 2013, CEO, effective June 15, 2014 Rick Mark resigned, Cheryl Messier for a monthly retainer of $5,750, effective January 1, 2014, CFO, Neil Richardson adjusted monthly retainer of $6,000, COO and shared administrative costs. Effective January 1, 2015 separate employee agreements were done for Neil and Cheryl separating both Companies. The North American Nickel Inc. agreements provided a monthly fee to Neil of $10,000 and a monthly fee to Cheryl of $5,750.

Jim Clucas 667981 BC Ltd. John Sabine Keith Morrison	A stipend of $2,000 per month for an independent director.
A stipend to John Roozendaal of $2,000 per month for an independent director.
A stipend of $3,000 per month for a director and non-executive chairman.
Appointed CEO for a monthly retainer of $27,083.

Included in trade payables and accrued liabilities as at June 30, 2015 is $15,747 (December 31, 2014- $216,877) owing to VMS Ventures Inc. for shared administrative costs.

During the period ended June 30, 2015, the Company recorded $17,533 (March 31, 2014 — $2,700) in rent expense to VMS Ventures Inc.

For the period ended June 30, 2015, the Company paid $228,500 (June 30, 2014 — $204,000) for management fees. Paid to Keith Morrison, CEO was $162,500 and paid to directors for stipends was $66,000.

Included in exploration and evaluation assets for the period ended June 30, 2015 is $141,185 (December 31, 2014 – $67,389) which was paid regarding geological fees for Neil Richardson, COO of $43,754 and Patricia Tirschmann, VP Exploration of $97,431.

Included in geological consulting fees for the period ended June 30, 2015 is $63,740 (June 30, 2014 – $36,000) which Mount Morgan Resources Ltd. was paid $36,000 regarding geological fees for Mark Fedikow, President. and $21,945 was paid regarding geological fees for Neil Richardson, COO and $5,795 was paid regarding Patricia Tirschmann, VP Exploration.

The Company has identified certain directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the period ended June 30, 2015 and June 30, 2014 are as follows:

	June 30,	June 30,
	2015	2014
		$
Geological consulting fees — expensed	$63,740		45,960
Geological consulting fees - capitalized	141,185		27,389
Management fees — expensed	228,500		208,000
Salaries — expensed	34,500		34,500
Stock-based compensation	3,121		—

	$471,047	$
			315,849

Share Capital Data

The following table sets forth the Company’s share capital data as at August 25, 2015

Common Shares	206,530,506
-issued & outstanding
Preferred Shares	590,930
-issued & outstanding
Options
-issued & outstanding	13,273,000
Warrants
-issued & outstanding	27,738,344

Further Information

Additional information about the Company is available at the Canadian disclosure website www.sedar.com